Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to the Registration Statement (No. 333-225673) on Form S-8 of Evergy, Inc. of our report dated June 21, 2019 with respect to the statements of net assets available for benefits of the Evergy, Inc. 401(k) Savings Plan (formerly the Great Plains Energy Incorporated 401(k) Savings Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018, which report appears in the December 31, 2018 annual report on Form 11-K of the Evergy, Inc. 401(k) Savings Plan (formerly the Great Plains Energy Incorporated 401(k) Savings Plan).

/s/ Mayer Hoffman McCann P.C.

Kansas City, Missouri

December 19, 2019